Exhibit 99.1

MDJM Ltd Enters into Exclusive Primary Real Estate Agency Services Contract with Tianjin Jinbin Times Real Estate Investment Co., Ltd.

TIANJIN, China, April 11, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that on March 1, 2019, it entered into an exclusive primary real estate agency services contract (the "Contract") with Tianjin Jinbin Times Real Estate Investment Co., Ltd. (“Jinbin Times”), a real estate developer in Tianjin.

Pursuant to the Contract, Jinbin Times agrees to authorize the Company as the exclusive primary real estate agency for the Yizhou Garden, Yihan Garden and Yilu Garden project (the “Project”). The Company agrees to provide Jinbin Times with comprehensive real estate agency services including market background survey and analysis, project planning, marketing assistance, sales organization and deployment, sales information collection and collation, and other associated services. The term of the Contract is from March 1, 2019 to December 31, 2019. Jinbin Times expects to pay the Company up to RMB 10.5 million (approximately USD1.56 million) as agency fee pursuant to the Contract.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJM Ltd, stated, “Today's announcement highlights the attractiveness of our services and the modern real estate expertise we hold, as we have secured a new contract in Tianjin. We are pleased that Jinbin Times has entrusted the Company to provide services for their Yizhou Garden, Yihan Garden and Yilu Garden project, and we believe our Company’s performance will exceed the expectations of Jinbin Times and our shareholders.”

About MDJM Ltd

Headquartered in Tianjin, China, MDJM Ltd (the "Company") is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality and since 2014 the Company has expanded its market presence to other cities including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with existing core business, MDJM promotes the integration of urban and rural lifestyle services. For further information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com